Exhibit 99.2
Royal Dutch Shell plc
Three and twelve month periods ended December 31, 2020
Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 4TH QUARTER 2020 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Full year
Q4 2020	Q3 2020	Q4 2019	%¹		Reference	2020	2019	%
(4,014)	489	965	-516	Income/(loss) attributable to shareholders		(21,680)	15,842	-237
(4,478)	177	871	-614	CCS earnings attributable to shareholders	Note 2	(19,922)	15,270	-230
393	955	2,931	-87	Adjusted Earnings²	A	4,846	16,462	-71
6,287	10,403	10,267	-39	Cash flow from operating activities		34,105	42,178	-19
(5,406)	(2,833)	(4,862)		Cash flow from investing activities		(13,277)	(15,779)
882	7,571	5,405		Free cash flow	G	20,828	26,399
5,503	3,737	6,883		Cash capital expenditure	C	17,827	23,919
8,544	7,854	9,993	-15	Underlying operating expenses	F	32,502	36,993	-12
(6.8)%	(4.9)%	6.7%		ROACE (Net income basis)	D	(6.8)%	6.7%
2.9%	3.9%	6.9%		ROACE (CCS basis excluding identified items)	D	2.9%	6.9%
75,386	73,463	79,093		Net debt	E	75,386	79,093
32.2%	31.4%	29.3%		Gearing	E	32.2%	29.3%
3,371	3,081	3,763	-10	Total production available for sale (thousand boe/d)		3,386	3,665	-8
(0.52)	0.06	0.12	-533	Basic earnings per share ($)		(2.78)	1.97	-241
0.05	0.12	0.37	-86	Adjusted Earnings per share ($)	B	0.62	2.04	-70
0.1665	0.1665	0.47	-65	Dividend per share ($)		0.6530	1.88	-65
1.     Q4 on Q4 change.
2.     Adjusted Earnings is defined as income/(loss) attributable to shareholders plus cost of supplies adjustment (see Note 2) and excluding identified items (see Reference A).
Income attributable to Royal Dutch Shell plc shareholders amounted to a loss of $4.0 billion for the fourth quarter 2020, which included post-tax impairment charges of $2.7 billion and charges of $1.1 billion mainly due to onerous contract provisions. Fourth quarter 2020 results reflected lower realised prices for oil and LNG as well as lower production volumes and realised refining margins compared with the fourth quarter 2019. This was partly offset by lower operating expenses and higher chemicals margins.

Cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders for the fourth quarter 2020 was negative $0.5 billion.

Adjusted Earnings were $0.4 billion for the fourth quarter 2020, reflecting lower realised prices for oil and LNG as well as lower production volumes and realised refining margins compared with the fourth quarter 2019. This was partly offset by lower operating expenses and higher chemicals margins.

Cash flow from operating activities for the fourth quarter 2020 was $6.3 billion, which included cash outflows from commodity derivatives of $0.9 billion and negative working capital movements of $0.3 billion. Cash flow from investing activities for the quarter was an outflow of $5.4 billion, driven mainly by capital expenditure.

Net debt was $75.4 billion at the end of the fourth quarter 2020, compared with $73.5 billion at the end of the third quarter 2020, mainly driven by lower free cash flow generation and by lease additions, partly offset by favourable foreign currency exchange translation differences. Gearing was 32.2% at the end of the fourth quarter 2020, compared with 31.4% at the end of
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the third quarter 2020, mainly driven by increased net debt and reduced earnings, partly offset by favourable foreign currency exchange translation differences and a reduction in pensions deficit.

Total dividends distributed to Royal Dutch Shell plc shareholders in the quarter were $1.3 billion. The Board expects that the first quarter 2021 interim dividend will be US$0.1735 per share, an increase of ~4% over the US dollar dividend for the fourth quarter 2020.

Supplementary financial and operational disclosure and a separate press release for this quarter are available at www.shell.com/investor1.
1.Not incorporated by reference.
FOURTH QUARTER 2020 PORTFOLIO DEVELOPMENTS
Integrated Gas
During the quarter, QGC Common Facilities Company Pty Ltd, a wholly-owned subsidiary of Shell, announced that it has agreed to the sale of a 26.25% interest in the Queensland Curtis LNG Common Facilities to Global Infrastructure Partners Australia for US$2.5 billion. The transaction is subject to regulatory approval in Australia and customary conditions and is expected to complete in the first half of 2021.

Upstream
In January 2021, Shell completed the sale of its 30% interest in Oil Mining Lease 17 in the Eastern Niger Delta, and associated infrastructure, to TNOG Oil and Gas Limited, a related company of Heirs Holdings Limited and Transnational Corporation of Nigeria Plc, for a consideration of $533 million. A total of $453 million was paid by completion with the balance to be paid over an agreed period.

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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million	Full year
Q4 2020	Q3 2020	Q4 2019	%¹		2020	2019	%
20	(151)	1,897	-99	Segment earnings	(6,278)	8,628	-173
(1,089)	(920)	(89)		Of which: Identified items (Reference A)	(10,661)	(326)
1,109	768	1,986	-44	Adjusted Earnings	4,383	8,955	-51
2,203	2,323	3,457	-36	Cash flow from operating activities	11,175	15,311	-27
2,195	2,396	4,017	-45	Cash flow from operating activities excluding working capital movements (Reference H)	10,814	14,828	-27
1,664	1,020	1,323		Cash capital expenditure (Reference C)	4,301	4,299
156	143	161	-3	Liquids production available for sale (thousand b/d)	153	156	-2
4,555	4,067	4,578	0	Natural gas production available for sale (million scf/d)	4,396	4,442	-1
942	844	950	-1	Total production available for sale (thousand boe/d)	911	922	-1
8.21	7.80	9.21	-11	LNG liquefaction volumes (million tonnes)	33.25	35.55	-6
16.89	17.13	20.09	-16	LNG sales volumes (million tonnes)	69.67	74.45	-6
1.     Q4 on Q4 change.

Fourth quarter segment earnings were $20 million. This included a net charge of $519 million due to the fair value accounting of commodity derivatives and a charge of $481 million related to onerous contract provisions. These net charges are part of identified items (see Reference A).

Compared with the fourth quarter 2019, Integrated Gas Adjusted Earnings of $1,109 million primarily reflected lower realised prices for LNG, oil and gas and lower contributions from trading and optimisation, partly offset by lower operating expenses.

Cash flow from operating activities for the quarter was $2,203 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation, as well as dividends received. This was partly offset by cash outflows from commodity derivatives of $289 million.

Compared with the fourth quarter 2019, total oil and gas production decreased by 1% mainly due to more maintenance activities and field decline, partly offset by the transfer of the Rashpetco operations in Egypt from the Upstream segment and PSC effects. LNG liquefaction volumes decreased mainly as a result of feedgas constraints and maintenance activities.

Full year segment earnings amounted to a loss of $6,278 million. This included a post-tax impairment charge of $9,282 million mainly related to the Queensland Curtis LNG and Prelude floating LNG operations in Australia. Also included were a net charge of $969 million due to the fair value accounting of commodity derivatives and a charge of $607 million related to onerous contract provisions. These charges are part of identified items (see Reference A).

Compared with the full year 2019, Integrated Gas Adjusted Earnings of $4,383 million primarily reflected lower realised prices for LNG, oil and gas and lower contributions from trading and optimisation, partly offset by lower operating expenses.

Cash flow from operating activities for the full year 2020 was $11,175 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation and well write-offs.

Compared with the full year 2019, total oil and gas production decreased by 1% mainly due to more maintenance activities and lower wells performance, partly offset by the transfer of the Rashpetco operations in Egypt from the Upstream segment and field ramp-ups. LNG liquefaction volumes decreased mainly as a result of lower feedgas availability, more maintenance and cargo timing.

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UPSTREAM

Quarters				$ million	Full year
Q4 2020	Q3 2020	Q4 2019	%¹		2020	2019	%
(2,091)	(1,110)	(855)	-145	Segment earnings	(10,785)	3,855	-380
(1,344)	(226)	(1,564)		Of which: Identified items (Reference A)	(7,933)	(598)
(748)	(884)	709	-205	Adjusted Earnings	(2,852)	4,452	-164
2,010	2,101	3,995	-50	Cash flow from operating activities	10,037	19,085	-47
2,890	2,629	4,834	-40	Cash flow from operating activities excluding working capital movements (Reference H)	9,784	19,946	-51
1,654	1,245	2,768		Cash capital expenditure (Reference C)	7,296	10,205
1,537	1,520	1,716	-10	Liquids production available for sale (thousand b/d)	1,599	1,668	-4
4,837	3,960	6,027	-20	Natural gas production available for sale (million scf/d)	4,785	5,935	-19
2,371	2,203	2,755	-14	Total production available for sale (thousand boe/d)	2,424	2,691	-10
1.    Q4 on Q4 change.

Fourth quarter segment earnings amounted to a loss of $2,091 million. This included a post-tax impairment charge of $1,272 million mainly related to partial impairment of the Appomattox asset in the US Gulf of Mexico. This charge is part of identified items (see Reference A).

Compared with the fourth quarter 2019, Upstream Adjusted Earnings were a loss of $748 million, reflecting lower oil and gas prices, lower production volumes mainly driven by hurricanes affecting US Gulf of Mexico production and OPEC+ restrictions, and unfavourable deferred tax movements. These were partly offset by lower well write-offs, and lower operating expenses.

Cash flow from operating activities for the quarter was $2,010 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation.

Compared with the fourth quarter 2019, total production decreased by 14%, mainly due to the impact of more maintenance activities, hurricanes in the US Gulf of Mexico, the impact of divestments, OPEC+ restrictions, and lower production in the NAM joint venture. New fields and ramp-ups offset the impact of field declines.

Full year segment earnings amounted to a loss of $10,785 million. This included a post-tax impairment charge of $6,447 million mainly related to offshore assets in the US Gulf of Mexico, Brazil, Nigeria and Europe, and unconventional assets in North America. Also included was a net charge of $782 million related to the impact of the weakening Brazilian real on a deferred tax position. These net charges are part of identified items (see Reference A).

Compared with the full year 2019, Upstream Adjusted Earnings amounted to a loss of $2,852 million, primarily reflecting lower realised oil and gas prices, and lower production volumes.

Cash flow from operating activities for the full year 2020 was $10,037 million, primarily driven by Adjusted Earnings before non-cash expenses including depreciation.

Compared with the full year 2019, total production decreased by 10%, mainly due to the impact of divestments, lower production in the NAM joint venture, OPEC+ restrictions and higher maintenance. New fields and ramp-ups, mainly in Brazil, offset the impact of field declines.

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OIL PRODUCTS

Quarters						$ million	Full year
Q4 2020		Q3 2020		Q4 2019	%¹		2020		2019	%
(1,775)		2,092		1,183	-250	Segment earnings²	(494)		6,139	-108
(2,315)		411		(318)		Of which: Identified items (Reference A)	(6,489)		(93)
540		1,680		1,501	-64	Adjusted Earnings²	5,995		6,231	-4
						Of which:
(287)		55		531	-154	Refining & Trading	1,425		1,526	-7
828		1,626		971	-15	Marketing	4,570		4,705	-3
1,198		5,131		2,538	-53	Cash flow from operating activities	10,845		6,345	+71
782		3,476		3,120	-75	Cash flow from operating activities excluding working capital movements (Reference H)	7,041		10,738	-34
1,310		832		1,628		Cash capital expenditure (Reference C)	3,328		4,908
1,940		1,972		2,438	-20	Refinery processing intake (thousand b/d)	2,063		2,564	-20
4,781	³	4,740	³	6,435	-26	Oil Products sales volumes (thousand b/d)	4,710	³	6,561	-28
1.    Q4 on Q4 change.
2.    Earnings are presented on a CCS basis (see Note 2).
3.    With effect from January 1, 2020, the reporting of Oil Products sales volumes has changed (see Note 2). Sales volumes would be 5,256 thousand b/d in the fourth quarter 2020 on a comparable basis with 2019.

Fourth quarter segment earnings were a loss of $1,775 million. This included a post-tax impairment charge of $1,325 million, mainly related to assets in the Netherlands and in Singapore, and the shutdown of the Convent Refinery in the USA. The shutdown of the Convent Refinery also led to further post-tax charges of $661 million, related to provisions for onerous contracts, and redundancy and restructuring. Also included was a net charge of $352 million due to the fair value accounting of commodity derivatives. These charges are part of identified items (see Reference A).

Compared with the fourth quarter 2019, Oil Products Adjusted Earnings of $540 million for the quarter reflected lower realised refining margins due to a weaker macroeconomic environment and the COVID-19 pandemic, and lower contributions from trading and optimisation. This was partly offset by lower operating expenses, and favourable deferred tax movements.

Cash flow from operating activities for the fourth quarter 2020 was $1,198 million, primarily driven by Adjusted Earnings before depreciation, as well as positive working capital movements of $416 million, offset by cash outflows for commodity derivatives of $784 million.

With effect from January 1, 2020, certain Oil Products contracts are no longer included in sales volumes (see Note 2). Excluding this impact, Oil Products sales volumes decreased due to the impact of COVID-19 with lower Refining & Trading and Marketing sales volumes, compared with the fourth quarter 2019.

▪Refining & Trading Adjusted Earnings reflected lower realised refining margins, and lower contributions from trading and optimisation. This was partly offset by favourable deferred tax movements and lower operating expenses, compared with the fourth quarter 2019.
▪Marketing Adjusted Earnings reflected lower marketing sales volumes and unfavourable deferred tax movements, partly offset by strong retail and global commercial margins, and lower operating expenses, compared with the fourth quarter 2019.

With effect from January 1, 2020, Shell discloses utilisation instead of availability to improve transparency on refinery production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Refinery utilisation was 72% compared with 78% in the fourth quarter 2019, mainly due to lower demand and economic optimisation of the plants, as well as the shutdown of the Convent Refinery.

Full year segment earnings were a loss of $494 million. This included a post-tax impairment charge of $5,530 million, as a result of revised medium- and long-term price outlook assumptions in response to changes to the energy market demand and supply fundamentals as well as the macroeconomic conditions and the COVID-19 pandemic, and the shutdown of the Convent Refinery in the USA. This shutdown also led to further post-tax charges of $661 million, related to provisions for onerous contracts, and redundancy and restructuring. Segment earnings also included further redundancy and restructuring costs of $223
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million and a net charge of $101 million due to the fair value accounting of commodity derivatives. These net charges are part of identified items (see Reference A).

Compared with the full year 2019, Oil Products Adjusted Earnings of $5,995 million reflected lower realised refining margins and lower marketing sales volumes due to the weak macroeconomic environment and the COVID-19 pandemic. These were partly offset by lower operating expenses, contributions from crude and oil products trading and optimisation, and favourable deferred tax movements.

Cash flow from operating activities for the full year 2020 was $10,845 million, primarily driven by Adjusted Earnings before depreciation and positive working capital movements. This was partly offset by cost-of-sales adjustments for the full year 2020.

With effect from January 1, 2020, certain Oil Products contracts are no longer included in sales volumes (see Note 2). Excluding this impact, Oil Products sales volumes decreased due to lower refining & trading and marketing sales volumes, compared with the full year 2019.

▪Refining & Trading Adjusted Earnings reflected lower realised refining margins, partly offset by lower operating expenses, contributions from crude and oil products trading and optimisation as well as favourable deferred tax movements, compared with the full year 2019.
▪Marketing Adjusted Earnings reflected lower marketing sales volumes due to the COVID-19 pandemic, partly offset by strong retail and global commercial margins, and lower operating expenses, compared with the full year 2019.

With effect from January 1, 2020, Shell discloses utilisation instead of availability to improve transparency on refinery production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Refinery utilisation was 72% compared with 78% in the full year 2019, mainly due to lower demand and economic optimisation of the plants.

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CHEMICALS

Quarters				$ million	Full year
Q4 2020	Q3 2020	Q4 2019	%¹		2020	2019	%
367	131	(78)	+570	Segment earnings²	808	479	+69
(14)	(96)	(13)		Of which: Identified items (Reference A)	(154)	(263)
381	227	(65)	+685	Adjusted Earnings²	962	741	+30
774	335	(44)	+1854	Cash flow from operating activities	1,664	1,394	+19
775	488	338	+129	Cash flow from operating activities excluding working capital movements (Reference H)	1,756	1,721	+2
830	595	1,023		Cash capital expenditure (Reference C)	2,640	4,090
3,718	3,823	3,454	+8	Chemicals sales volumes (thousand tonnes)	15,036	15,223	-1
1.     Q4 on Q4 change.
2.    Earnings are presented on a CCS basis (see Note 2).

Fourth quarter segment earnings were $367 million, which reflected higher realised margins in base chemicals and intermediates from a stronger price environment, compared with the fourth quarter 2019. There were no significant identified items during the quarter.

Cash flow from operating activities for the quarter was $774 million, primarily driven by Adjusted Earnings before depreciation and dividends received from joint ventures.

With effect from January 1, 2020, Shell discloses utilisation instead of availability to improve transparency on chemicals production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation in the fourth quarter 2020 was 79% compared with 71% in the fourth quarter 2019, mainly due to improved site availability, with a higher level of maintenance activities in 2019.

Full year segment earnings were $808 million, which reflected higher realised margins from a stronger price environment in the fourth quarter, partly offset by lower volumes due to the COVID-19 pandemic compared with the full year 2019. Segment earnings included a charge of $104 million due to a legal provision and redundancy and restructuring costs of $38 million. These net charges are part of identified items (see Reference A).

Compared with the full year 2019, Chemicals Adjusted Earnings of $962 million reflected higher realised margins from a stronger price environment in the fourth quarter, partly offset by lower volumes due to the COVID-19 pandemic.

Cash flow from operating activities for the full year 2020 was an inflow of $1,664 million, primarily driven by Adjusted Earnings before depreciation. This was partly offset by cost-of-sales adjustments for the full year 2020.

With effect from January 1, 2020, Shell discloses utilisation instead of availability to improve transparency on chemicals production volumes. Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity. Chemicals manufacturing plant utilisation was 80% compared with 76% in the full year 2019, mainly due to higher maintenance activities in Asia and Europe in 2019, and the impact of strike actions in the Netherlands in 2019.

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CORPORATE

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
(954)	(739)	(1,151)	Segment earnings	(2,952)	(3,273)
(118)	52	(76)	Of which: Identified items (Reference A)	460	109
(836)	(792)	(1,075)	Adjusted Earnings	(3,412)	(3,383)
102	514	321	Cash flow from operating activities	384	44
(17)	(33)	(9)	Cash flow from operating activities excluding working capital movements (Reference H)	101	(274)

Fourth quarter segment earnings were an expense of $954 million. This included a loss of $124 million from the deferred tax impact of the strengthening Brazilian real on financing positions, which is part of identified items (see Reference A).

Adjusted Earnings were an expense of $836 million, reflecting favourable currency exchange rate effects and lower net interest expense, compared with the fourth quarter 2019.

Full year segment earnings were an expense of $2,952 million. This included gains of $454 million from the deferred tax impact of the weakening Brazilian real on financing positions, which is part of identified items (see Reference A).

Adjusted Earnings were an expense of $3,412 million, reflecting adverse currency exchange rate effects and lower interest expense, compared with the full year 2019.

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PRELIMINARY RESERVES UPDATE
When final volumes are reported in the 2020 Annual Report and Accounts and 2020 Form 20-F, Shell expects that SEC proved oil and gas reserves reductions before taking into account production will be approximately 0.7 billion boe, and that 2020 production will be approximately 1.3 billion boe. As a result, total proved reserves on an SEC basis are expected to be approximately 9.1 billion boe. Acquisitions and divestments of 2020 reserves are expected to account for a net reduction of approximately 0.1 billion boe.
The proved Reserves Replacement Ratio on an SEC basis is expected to be -53% for the year and 23% for the 3-year average. Excluding the impact of acquisitions and divestments, the proved Reserves Replacement Ratio is expected to be -46% for the year and 34% for the 3-year average.
Further information will be provided in the 2020 Annual Report and Accounts and 2020 Form 20-F, which are expected to be filed in March 2021.
OUTLOOK FOR THE FIRST QUARTER 2021
As a result of the COVID-19 pandemic, there continues to be significant uncertainty in the macroeconomic conditions with an expected negative impact on demand for oil, gas and related products. The first quarter 2021 outlook provides ranges for operational and financial metrics based on current expectations, but these are subject to change in the light of evolving market conditions. Due to demand or regulatory requirements and/or constraints in infrastructure, Shell may need to take measures to curtail or reduce oil and/or gas production, LNG liquefaction as well as utilisation of refining and chemicals plants and similarly sales volumes could be impacted. Such measures will likely have a variety of impacts on our operational and financial metrics.
Integrated Gas production is expected to be approximately 900 - 950 thousand boe/d. LNG liquefaction volumes are expected to be approximately 8.0 - 8.6 million tonnes.
Upstream production is expected to be approximately 2,400 - 2,600 thousand boe/d.
Refinery utilisation is expected to be approximately 73% - 81%.
Oil Products sales volumes are expected to be approximately 4,000 - 5,000 thousand b/d.
Chemicals manufacturing plant utilisation is expected to be approximately 80% - 88%.
Chemicals sales volumes are expected to be approximately 3,600 - 3,900 thousand tonnes.
Corporate Adjusted Earnings are expected to be a net expense of approximately $600 - $700 million in the first quarter 2021 and a net expense of approximately $2,400 - $2,800 million for the full year 2021, mainly representing a decrease in expected interest expense when compared to the full year 2020. This excludes the impact of currency exchange rate effects.
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FORTHCOMING EVENTS
The Shell Strategy Day is scheduled to take place on February 11, 2021.

The LNG Outlook and Integrated Gas Strategy is scheduled for February 25, 2021.

The ESG Update is scheduled to take place on April 15, 2021.

The Pre-AGM Engagement is scheduled for May (TBD), 2021.

The Annual General Meeting is scheduled to take place on May 18, 2021.

The Upstream Investor Day is scheduled to take place on May 26, 2021.

First quarter 2021 results and dividends are scheduled to be announced on April 29, 2021. Second quarter and half year 2021 results and dividends are scheduled to be announced on July 29, 2021. Third quarter 2021 results and dividends are scheduled to be announced on October 28, 2021.

From the first quarter 2021 onwards, the Quarterly Update Note will be published up to one calendar week after the end of each quarter.
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UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
43,989	44,021	84,006	Revenue¹	180,543	344,877
629	461	719	Share of profit of joint ventures and associates	1,783	3,604
411	234	340	Interest and other income	869	3,625
45,028	44,717	85,066	Total revenue and other income	183,196	352,106
28,511	27,276	60,570	Purchases	117,093	252,983
6,701	5,496	7,247	Production and manufacturing expenses	24,001	26,438
2,751	2,366	2,831	Selling, distribution and administrative expenses	9,881	10,493
199	233	306	Research and development	907	962
508	222	965	Exploration	1,747	2,354
9,573	7,689	9,238	Depreciation, depletion and amortisation²	52,444	28,701
908	992	1,118	Interest expense	4,089	4,690
49,152	44,275	82,275	Total expenditure	210,162	326,621
(4,124)	442	2,791	Income/(loss) before taxation	(26,966)	25,485
(168)	(104)	1,702	Taxation charge/(credit)	(5,433)	9,053
(3,956)	546	1,089	Income/(loss) for the period¹	(21,534)	16,432
58	57	124	Income/(loss) attributable to non-controlling interest	146	590
(4,014)	489	965	Income/(loss) attributable to Royal Dutch Shell plc shareholders	(21,680)	15,842
(0.52)	0.06	0.12	Basic earnings per share ($)³	(2.78)	1.97
(0.52)	0.06	0.12	Diluted earnings per share ($)³	(2.78)	1.95
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the Condensed Consolidated Financial Statements”.
3.    See Note 3 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
(3,956)	546	1,089	Income/(loss) for the period	(21,534)	16,432
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
2,280	1,246	1,467	– Currency translation differences	1,179	344
3	5	(2)	– Debt instruments remeasurements	23	29
54	75	(120)	– Cash flow hedging gains/(losses)	(160)	(276)
(170)	(153)	(15)	– Net investment hedging gains/(losses)	(423)	9
3	(59)	(45)	– Deferred cost of hedging	100	66
39	(51)	24	– Share of other comprehensive income/(loss) of joint ventures and associates	(42)	(76)
2,208	1,063	1,310	Total	678	96
			Items that are not reclassified to income in later periods:
1,045	(580)	2,553	– Retirement benefits remeasurements	(2,702)	(2,102)
88	36	(5)	– Equity instruments remeasurements	64	(30)
6	45	6	– Share of other comprehensive income/(loss) of joint ventures and associates	119	2
1,140	(499)	2,554	Total	(2,519)	(2,130)
3,347	564	3,863	Other comprehensive income/(loss) for the period	(1,842)	(2,034)
(609)	1,111	4,952	Comprehensive income/(loss) for the period	(23,375)	14,398
134	82	143	Comprehensive income/(loss) attributable to non-controlling interest	136	625
(743)	1,029	4,809	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	(23,512)	13,773

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	December 31, 2020	December 31, 2019
Assets
Non-current assets
Intangible assets	22,822	23,486
Property, plant and equipment	210,847	238,349
Joint ventures and associates	22,451	22,808
Investments in securities	3,222	2,989
Deferred tax	16,311	10,524
Retirement benefits¹	2,474	4,717
Trade and other receivables	7,641	8,085
Derivative financial instruments²	2,805	689
	288,572	311,647
Current assets
Inventories	19,457	24,071
Trade and other receivables	33,625	43,414
Derivative financial instruments²	5,783	7,149
Cash and cash equivalents	31,830	18,055
	90,694	92,689
Total assets	379,267	404,336
Liabilities
Non-current liabilities
Debt	91,115	81,360
Trade and other payables	2,304	2,342
Derivative financial instruments²	420	1,209
Deferred tax	10,463	14,522
Retirement benefits¹	15,168	13,017
Decommissioning and other provisions¹	27,310	21,799
	146,780	134,249
Current liabilities
Debt	16,899	15,064
Trade and other payables	41,677	49,208
Derivative financial instruments²	5,308	5,429
Taxes payable	6,006	6,693
Retirement benefits¹	437	419
Decommissioning and other provisions¹	3,624	2,811
	73,950	79,624
Total liabilities	220,729	213,873
Equity attributable to Royal Dutch Shell plc shareholders	155,310	186,476
Non-controlling interest¹	3,227	3,987
Total equity	158,537	190,463
Total liabilities and equity	379,267	404,336
1.    See Note 7 "Other notes to the Condensed Consolidated Financial Statements".
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            14

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital¹	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2020	657	(1,063)	14,451	172,431	186,476	3,987	190,463
Comprehensive income/(loss) for the period⁴	—	—	(1,832)	(21,397)	(23,229)	136	(23,092)
Transfer from other comprehensive income	—	—	270	(270)	—	—	—
Dividends³	—	—	—	(7,271)	(7,271)	(311)	(7,581)
Repurchases of shares	(6)	—	6	(1,214)	(1,214)	—	(1,214)
Share-based compensation	—	354	(143)	(230)	(19)	—	(19)
Other changes in non-controlling interest	—	—	—	566	566	(585)	(19)
At December 31, 2020	651	(709)	12,752	142,616	155,310	3,227	158,537
At January 1, 2019	685	(1,260)	16,615	182,610	198,650	3,888	202,538
Comprehensive income/(loss) for the period	—	—	(2,069)	15,842	13,773	625	14,398
Transfer from other comprehensive income	—	—	(74)	74	—	—	—
Dividends	—	—	—	(15,198)	(15,198)	(537)	(15,735)
Repurchases of shares	(28)	—	28	(10,286)	(10,286)	—	(10,286)
Share-based compensation	—	197	(49)	(613)	(465)	—	(465)
Other changes in non-controlling interest	—	—	—	2	2	11	13
At December 31, 2019	657	(1,063)	14,451	172,431	186,476	3,987	190,463
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.    Comprehensive loss for the period of $21,397 million recognised in retained earnings includes a gain of $283 million, recognised in equity, that relates to remeasurement of a share of interest in a joint venture in respect of prior years.

Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            15

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
(4,124)	442	2,791	Income before taxation for the period	(26,966)	25,485
			Adjustment for:
716	814	859	– Interest expense (net)	3,316	3,705
9,573	7,689	9,238	– Depreciation, depletion and amortisation	52,444	28,701
199	14	496	– Exploration well write-offs	815	1,218
(162)	(103)	(36)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(286)	(2,519)
(629)	(461)	(719)	– Share of (profit)/loss of joint ventures and associates	(1,783)	(3,604)
982	468	1,318	– Dividends received from joint ventures and associates	2,591	4,139
(1,809)	405	(546)	– (Increase)/decrease in inventories	4,477	(2,635)
(107)	(540)	(2,448)	– (Increase)/decrease in current receivables	9,626	(921)
1,579	1,583	961	– Increase/(decrease) in current payables	(9,493)	(1,223)
78	233	254	– Derivative financial instruments	977	(1,484)
212	152	217	– Retirement benefits	568	(365)
771	43	(141)	– Decommissioning and other provisions	1,104	(686)
(355)	265	(82)	– Other	8	(28)
(638)	(601)	(1,894)	Tax paid	(3,290)	(7,605)
6,287	10,403	10,267	Cash flow from operating activities	34,105	42,178
(5,206)	(3,679)	(6,707)	Capital expenditure	(16,585)	(22,971)
(269)	(34)	(112)	Investments in joint ventures and associates	(1,024)	(743)
(28)	(23)	(65)	Investments in equity securities	(218)	(205)
94	571	1,049	Proceeds from sale of property, plant and equipment and businesses	2,489	4,803
111	159	1,032	Proceeds from sale of joint ventures and associates	1,240	2,599
7	139	55	Proceeds from sale of equity securities	281	469
111	112	224	Interest received	532	911
622	588	918	Other investing cash inflows	3,239	2,921
(848)	(665)	(1,255)	Other investing cash outflows	(3,232)	(3,563)
(5,406)	(2,833)	(4,862)	Cash flow from investing activities	(13,277)	(15,779)
(299)	(176)	(406)	Net increase/(decrease) in debt with maturity period within three months	(63)	(308)
			Other debt:
2,048	4,745	8,758	– New borrowings	23,033	11,185
(4,862)	(2,688)	(2,731)	– Repayments	(17,385)	(14,292)
(1,153)	(831)	(1,232)	Interest paid	(4,105)	(4,649)
495	419	(124)	Derivative financial instruments	1,157	(48)
(2)	—	2	Change in non-controlling interest	(42)	—
			Cash dividends paid to:
(1,307)	(1,236)	(3,725)	– Royal Dutch Shell plc shareholders¹	(7,424)	(15,198)
(69)	(65)	(133)	– Non-controlling interest	(311)	(537)
—	—	(2,848)	Repurchases of shares	(1,702)	(10,188)
(184)	1	(618)	Shares held in trust: net sales/(purchases) and dividends received	(382)	(1,174)
(5,333)	169	(3,057)	Cash flow from financing activities	(7,224)	(35,209)
567	36	289	Currency translation differences relating to cash and cash equivalents	172	124
(3,884)	7,775	2,637	Increase/(decrease) in cash and cash equivalents	13,775	(8,686)
35,714	27,939	15,417	Cash and cash equivalents at beginning of period	18,055	26,741
31,830	35,714	18,055	Cash and cash equivalents at end of period	31,830	18,055
1. Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.
Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Financial Statements of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared on the basis of the same accounting principles as those used in the Annual Report and Accounts (pages 190 to 238) and Form 20-F (pages 142 to 189) for the year ended December 31, 2019 as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2019 were published in Shell’s Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Key accounting considerations, significant judgements and estimates.
Future commodity price assumptions and management's view on the future development of refining margins represent a significant estimate and both were subject to change in the second quarter 2020, resulting in the recognition of impairments in the second quarter 2020. These assumptions continue to apply for impairment testing purposes in the third and fourth quarter 2020.

After the finalisation of the operating plan in the fourth quarter 2020, the overall deferred tax position was reviewed and deferred tax positions recognised were updated in line with the operating plan.

The refinery portfolio is expected to be transformed during the energy transition from fifteen sites into six high-value energy and chemical parks integrated with Chemicals. Further evaluation and decisions on assets resulted in the recognition of impairment charges and provisions for decommissioning & restoration, onerous contracts and restructuring in the fourth quarter 2020.

2.    Segment information
With effect from January 1, 2020, Shell's reporting segments consist of Integrated Gas, Upstream, Oil Products, Chemicals and Corporate, reflecting the way Shell reviews and assesses its performance. Oil Products and Chemicals businesses were previously reported under the Downstream segment. Oil sands mining activities, previously included in the Upstream segment, are reported under Oil Products. Comparative information has been reclassified.
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
With effect from January 1, 2020, additional contracts are classified as held for trading purposes and consequently revenue is reported on a net rather than gross basis. The effect on revenue for the fourth quarter 2020 is a reduction of $10,469 million (Q3 2020: $11,478 million, full year 2020: $46,289 million).

INFORMATION BY SEGMENT
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Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
			Third-party revenue
8,010	7,684	11,006	Integrated Gas	33,287	41,323
1,576	1,670	2,604	Upstream	6,767	9,482
31,001	31,823	67,354	Oil Products	128,717	280,460
3,386	2,831	3,033	Chemicals	11,721	13,568
16	13	9	Corporate	51	45
43,989	44,021	84,006	Total third-party revenue¹	180,543	344,877
			Inter-segment revenue²
1,098	864	1,117	Integrated Gas	3,410	4,280
5,860	5,111	9,416	Upstream	21,564	35,735
1,733	1,547	1,629	Oil Products	6,213	7,819
784	715	854	Chemicals	2,850	3,917
—	—	—	Corporate	—	—
			CCS earnings
20	(151)	1,897	Integrated Gas	(6,278)	8,628
(2,091)	(1,110)	(855)	Upstream	(10,785)	3,855
(1,775)	2,092	1,183	Oil Products	(494)	6,139
367	131	(78)	Chemicals	808	479
(954)	(739)	(1,151)	Corporate	(2,952)	(3,273)
(4,434)	222	996	Total CCS earnings	(19,702)	15,827
1.    Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Fourth quarter 2020 included income of $114 million (Q3 2020: $1,803 million income; full year 2020: $10,008 million income). This amount includes both the reversal of prior gains of $147 million (Q3 2020: $15 million losses) related to sales contracts and prior gains of $23 million (Q3 2020: $22 million gains) related to purchase contracts that were previously recognised and where physical settlement has taken place in the fourth quarter 2020.
2.    Comparative information for inter-segment revenue for Upstream, Oil Products and Chemicals has been revised to conform with reporting segment changes applicable from January 1, 2020.
RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
(4,014)	489	965	Income/(loss) attributable to Royal Dutch Shell plc shareholders	(21,680)	15,842
58	57	124	Income/(loss) attributable to non-controlling interest	146	590
(3,956)	546	1,089	Income/(loss) for the period	(21,534)	16,432
			Current cost of supplies adjustment:
(589)	(395)	(69)	Purchases	2,358	(784)
133	100	13	Taxation	(586)	194
(23)	(29)	(37)	Share of profit/(loss) of joint ventures and associates	59	(15)
(479)	(324)	(93)	Current cost of supplies adjustment	1,831	(605)
			of which:
(465)	(312)	(94)	Attributable to Royal Dutch Shell plc shareholders	1,758	(572)
(14)	(12)	1	Attributable to non-controlling interest	74	(33)
(4,434)	222	996	CCS earnings	(19,702)	15,827
			of which:
(4,478)	177	871	CCS earnings attributable to Royal Dutch Shell plc shareholders	(19,922)	15,270
44	45	125	CCS earnings attributable to non-controlling interest	220	557

Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            18

3.    Earnings per share
EARNINGS PER SHARE

Quarters				Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
(4,014)	489	965	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	(21,680)	15,842
			Weighted average number of shares used as the basis for determining:
7,784.4	7,788.7	7,907.2	Basic earnings per share (million)	7,795.6	8,058.3
7,784.4	7,823.6	7,962.5	Diluted earnings per share (million)	7,795.6	8,112.5
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2020	4,151,787,517	3,729,407,107	349	308	657
Repurchases of shares	(50,548,018)	(23,223,271)	(4)	(2)	(6)
At December 31, 2020	4,101,239,499	3,706,183,836	345	306	651
At January 1, 2019	4,471,889,296	3,745,486,731	376	309	685
Repurchases of shares	(320,101,779)	(16,079,624)	(27)	(1)	(28)
At December 31, 2019	4,151,787,517	3,729,407,107	349	308	657
1.    Share capital at December 31, 2020 also included 50,000 issued and fully paid sterling deferred shares of £1 each.
At Royal Dutch Shell plc’s Annual General Meeting on May 19, 2020, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €182.7 million (representing 2,611 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2021, and the end of the Annual General Meeting to be held in 2021, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2020	37,298	154	123	1,049	(24,173)	14,451
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(1,832)	(1,832)
Transfer from other comprehensive income	—	—	—	—	270	270
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(143)	—	(143)
At December 31, 2020	37,298	154	129	906	(25,735)	12,752
At January 1, 2019	37,298	154	95	1,098	(22,030)	16,615
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,069)	(2,069)
Transfer from other comprehensive income	—	—	—	—	(74)	(74)
Repurchases of shares	—	—	28	—	—	28
Share-based compensation	—	—	—	(49)	—	(49)
At December 31, 2019	37,298	154	123	1,049	(24,173)	14,451
Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            19

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2019, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at December 31, 2020, are consistent with those used in the year ended December 31, 2019, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million	December 31, 2020	December 31, 2019
Carrying amount	79,594	65,887
Fair value¹	88,294	71,163
1.    Mainly determined from the prices quoted for these securities.
7. Other notes to the unaudited Condensed Consolidated Financial Statements

Consolidated Statement of Income
Depreciation, depletion and amortisation

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
9,573	7,689	9,238	Depreciation, depletion and amortisation	52,444	28,701
Impairment losses of $3,344 million, of which $3,318 million recognised in depreciation, depletion and amortisation and $26 million recognised in share of profit of joint ventures and associates (Q3 2020: $1,636 million, of which $1,615 million recognised in depreciation, depletion and amortisation and $21 million recognised in share of profit of joint ventures and associates; full year: $28,062 million, of which $27,463 million recognised in depreciation, depletion and amortisation and $599 million recognised in share of profit of joint ventures and associates), mainly relate to impairments in Upstream ($1,688 million pre-tax and $1,272 million post-tax) and in Oil Products ($1,486 million pre-tax and $1,325 million post-tax). In Upstream, the Appomattox asset in the US Gulf of Mexico was partially impaired due to subsurface updates. The impairments in Oil Products reflect the impact of the announced transformation of the refining portfolio and mainly relate to assets in the Netherlands and in Singapore, and the shutdown of the Convent Refinery in the USA. The commodity price assumptions and the discount rate applied remained unchanged from those disclosed in the notes to the Condensed Consolidated Interim Financial Statements for the period ended June 30, 2020. For further information regarding the impairments recognised in the second quarter 2020, see notes 1 and 7 to the Condensed Consolidated Interim Financial Statements for the period ended June 30, 2020.

Condensed Consolidated Balance Sheet
Retirement benefits
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$ million
	December 31, 2020	December 31, 2019
Non-current assets
Retirement benefits	2,474	4,717
Non-current liabilities
Retirement benefits	15,168	13,017
Current liabilities
Retirement benefits	437	419
Net liability	13,131	8,719

The increase in the net retirement benefit liability is mainly driven by a decrease of the market yield on high-quality corporate bonds partly offset by returns on plan assets. Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis.

Decommissioning and other provisions

$ million
	December 31, 2020	December 31, 2019
Non-current liabilities
Decommissioning and other provisions	27,310	21,799
Current liabilities
Decommissioning and other provisions	3,624	2,811
The discount rate applied at December 31, 2020 was 1.75% (December 31, 2019: 3.0%). Compared with December 31, 2019, non-current decommissioning and restoration provisions increased by $3,999 million at June 30, 2020 as a result of the change in the discount rate as at that date.
Non-controlling interest

$ million
	December 31, 2020	December 31, 2019
Non-controlling interest	3,227	3,987
The change in the non-controlling interest is mainly related to the non-controlling interest in Shell Midstream Partners, L.P. (“SHLX”) following the completion of the sale of Shell's 79% interest in the Mattox Pipeline Company LLC and certain logistics assets at the Shell Norco Manufacturing Complex to SHLX in the second quarter 2020.

8. Post-Balance Sheet Events

A restructuring plan named Reshape was announced in the fourth quarter 2020. Under Reshape, between 7,000 and 9,000 job reductions are expected by the end of 2022. The impact of Reshape was communicated to employees in January 2021. Costs related to the currently announced plan will be recognised in 2021.
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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest. This measure was previously referred to as “CCS earnings attributable to shareholders excluding identified items” and was renamed for simplicity with effect from the second quarter 2020.

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
(4,014)	489	965	Income/(loss) attributable to Royal Dutch Shell plc shareholders	(21,680)	15,842
(465)	(312)	(94)	Add: Current cost of supplies adjustment attributable to Royal Dutch Shell plc shareholders (Note 2)	1,758	(572)
(4,871)	(778)	(2,060)	Less: Identified items attributable to Royal Dutch Shell plc shareholders	(24,767)	(1,192)
393	955	2,931	Adjusted Earnings	4,846	16,462
Identified items
Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items.
IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
			Identified items before tax
162	103	128	Divestment gains/(losses)	316	2,611
(3,344)	(1,636)	(2,941)	Impairments	(28,061)	(4,155)
(957)	721	616	Fair value accounting of commodity derivatives and certain gas contracts	(1,151)	602
(372)	25	(59)	Redundancy and restructuring	(883)	(132)
(1,404)	(267)	(333)	Other[1]	(2,098)	(770)
(5,914)	(1,055)	(2,589)	Total identified items before tax	(31,877)	(1,844)
1,033	276	529	Total tax impact of identified items	7,100	674
			Identified items after tax
(20)	46	111	Divestment gains/(losses)	4	2,170
(2,746)	(1,143)	(2,240)	Impairments	(21,267)	(3,162)
(864)	532	526	Fair value accounting of commodity derivatives and certain gas contracts	(1,034)	650
(267)	4	(46)	Redundancy and restructuring	(644)	(89)
157	13	29	Impact of exchange rate movements on tax balances	(240)	(69)
(1,141)	(230)	(441)	Other[1]	(1,595)	(670)
(4,881)	(778)	(2,060)	Impact on CCS earnings	(24,777)	(1,170)
			Of which:
(1,089)	(920)	(89)	Integrated Gas	(10,661)	(326)
(1,344)	(226)	(1,564)	Upstream	(7,933)	(598)
(2,315)	411	(318)	Oil Products	(6,489)	(93)
(14)	(96)	(13)	Chemicals	(154)	(263)
(118)	52	(76)	Corporate	460	109
(4,871)	(778)	(2,060)	Impact on CCS earnings attributable to shareholders	(24,767)	(1,192)
(10)	—	—	Impact on CCS earnings attributable to non-controlling interest	(10)	22
Royal Dutch Shell plc            Unaudited Condensed Interim Financial Report            22

1.    Includes certain provisions for onerous contracts of post-tax $994 million (pre-tax $1,259 million) for the fourth quarter 2020, post-tax $126 million (pre-tax $133 million) for the third quarter 2020 and post-tax $1,120 million (pre-tax $1,392 million) for the full year 2020. There were no provisions for onerous contracts in 2019.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items before tax in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period and can include items such as certain provisions for onerous contracts or litigation, the impact arising from changes in tax legislation, the impact of changes in discount rate used for provisions, as well as other credits or charges. The fourth quarter 2020 mainly reflects provisions for onerous contracts ($994 million charge post-tax) in Integrated Gas and Oil Products.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
With effect from the first quarter 2020, “Capital investment” is no longer presented in this announcement since Cash capital expenditure is considered to be more closely aligned with management’s focus on free cash flow generation.

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
5,206	3,679	6,707	Capital expenditure	16,585	22,971
269	34	112	Investments in joint ventures and associates	1,024	743
28	23	65	Investments in equity securities	218	205
5,503	3,737	6,883	Cash capital expenditure	17,827	23,919
			Of which:
1,664	1,020	1,323	Integrated Gas	4,301	4,299
1,654	1,245	2,768	Upstream	7,296	10,205
1,310	832	1,628	Oil Products	3,328	4,908
830	595	1,023	Chemicals	2,640	4,090
46	45	141	Corporate	262	418
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D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on a CCS basis excluding identified items, both adjusted for after-tax interest expense. With effect from the second quarter 2020, the after-tax interest expense adjustment is calculated using an applicable blended statutory tax rate. This change is implemented to eliminate the distorting volatility effects of the effective tax rate. There is no significant impact on prior periods comparatives, which therefore have not been revised.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.

ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q4 2020	Q3 2020	Q4 2019
Income - current and previous three quarters	(21,534)	(16,489)	16,432
Interest expense after tax - current and previous three quarters	2,822	2,933	3,024
Income before interest expense - current and previous three quarters	(18,712)	(13,556)	19,456
Capital employed – opening	286,887	281,505	295,398
Capital employed – closing	266,551	269,397	286,887
Capital employed – average	276,719	275,451	291,142
ROACE on a Net income basis	(6.8)%	(4.9)%	6.7%
ROACE on a CCS basis excluding identified items
In this calculation, the sum of CCS earnings excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q4 2020	Q3 2020	Q4 2019
CCS earnings - current and previous three quarters	(19,702)	(14,272)	15,827
Identified items - current and previous three quarters	(24,777)	(21,957)	(1,170)
Interest expense after tax – current and previous three quarters	2,822	2,933	3,024
CCS earnings excluding identified items before interest expense - current and previous three quarters	7,898	10,618	20,021
Capital employed – average	276,719	275,451	291,142
ROACE on a CCS basis excluding identified items	2.9%	3.9%	6.9%
E.    Gearing
Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
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$ million	Quarters
	December 31, 2020	September 30, 2020	December 31, 2019
Current debt	16,899	17,811	15,064
Non-current debt	91,115	91,245	81,360
Total debt¹	108,014	109,056	96,424
Add: Debt-related derivative financial instruments: net liability/(asset)	(1,979)	(564)	701
Add: Collateral on debt-related derivatives: net liability/(asset)	1,181	686	23
Less: Cash and cash equivalents	(31,830)	(35,714)	(18,055)
Net debt	75,386	73,463	79,093
Add: Total equity	158,537	160,341	190,463
Total capital	233,923	233,804	269,556
Gearing	32.2%	31.4%	29.3%
1.    Includes lease liabilities of $28,419 million at December 31, 2020, $28,930 million at September 30, 2020, and $30,537 million at December 31, 2019.
F.    Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
6,701	5,496	7,247	Production and manufacturing expenses	24,001	26,438
2,751	2,366	2,831	Selling, distribution and administrative expenses	9,881	10,493
199	233	306	Research and development	907	962
9,652	8,095	10,384	Operating expenses	34,789	37,893
			Of which identified items:
(371)	25	(58)	Redundancy and restructuring (charges)/reversal	(872)	(130)
(737)	(267)	(333)	(Provisions)/reversal	(1,415)	(639)
—	—	—	Other	—	(131)
(1,108)	(242)	(391)		(2,287)	(900)
8,544	7,854	9,993	Underlying operating expenses	32,502	36,993
G.    Free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.
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Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
6,287	10,403	10,267	Cash flow from operating activities	34,105	42,178
(5,406)	(2,833)	(4,862)	Cash flow from investing activities	(13,277)	(15,779)
882	7,571	5,405	Free cash flow	20,828	26,399
212	869	2,135	Less: Divestment proceeds (Reference I)	4,010	7,871
—	—	106	Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	187
202	12	551	Add: Cash outflows related to inorganic capital expenditure[1]	817	1,400
871	6,713	3,928	Organic free cash flow[2]	17,634	20,116
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows:    (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
6,287	10,403	10,267	Cash flow from operating activities	34,105	42,178
(1,809)	405	(546)	(Increase)/decrease in inventories	4,477	(2,635)
(107)	(540)	(2,448)	(Increase)/decrease in current receivables	9,626	(921)
1,579	1,583	961	Increase/(decrease) in current payables	(9,493)	(1,223)
(337)	1,448	(2,033)	(Increase)/decrease in working capital	4,610	(4,779)
6,624	8,955	12,300	Cash flow from operating activities excluding working capital movements	29,495	46,957
			Of which:
2,195	2,396	4,017	Integrated Gas	10,814	14,828
2,890	2,629	4,834	Upstream	9,784	19,946
782	3,476	3,120	Oil Products	7,041	10,738
775	488	338	Chemicals	1,756	1,721
(17)	(33)	(9)	Corporate	101	(274)
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million	Full year
Q4 2020	Q3 2020	Q4 2019		2020	2019
94	571	1,049	Proceeds from sale of property, plant and equipment and businesses	2,489	4,803
111	159	1,032	Proceeds from sale of joint ventures and associates	1,240	2,599
7	139	55	Proceeds from sale of equity securities	281	469
212	869	2,135	Divestment proceeds	4,010	7,871

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CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation):     (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Accounts and Form 20-F for the year ended December 31, 2019 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, February 4, 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
This announcement contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.
We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
February 4, 2021
The information in this announcement reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
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Contacts:
- Linda M. Coulter, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

APPENDIX
PORTFOLIO DEVELOPMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020
Portfolio Developments for the three and nine months ended September 30, 2020, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on October 29, 2020. Portfolio Developments for the six months ended June 30, 2020, can be found in Royal Dutch Shell plc Form 6-K filed with the SEC on July 30, 2020.

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED DECEMBER 31, 2020
▪Cash and cash equivalents increased to $31.8 billion at December 31, 2020, from $35.7 billion at September 30, 2020.
▪Cash flow from operating activities was an inflow of $6.3 billion for the fourth quarter 2020, which included a negative working capital movement of $0.3 billion.
▪Cash flow from investing activities was an outflow of $5.4 billion, mainly driven by capital expenditure of $5.2 billion.
▪Cash flow from financing activities was an outflow of $5.3 billion, mainly driven by net repayments of debt of $3.1 billion and dividend payments to Royal Dutch Shell plc shareholders of $1.3 billion.
▪Total current and non-current debt decreased to $108.0 billion at December 31, 2020, compared with $109.1 billion at September 30, 2020. Total debt excluding leases decreased by $0.5 billion and the carrying amount of leases decreased by $0.5 billion. In the fourth quarter 2020, Shell issued no debt under the US shelf registration and under the Euro medium-term note programmes.
▪Cash dividends paid to Royal Dutch Shell plc shareholders were $1.3 billion in the fourth quarter 2020 compared with $3.7 billion in the fourth quarter 2019.
▪Dividends of $0.1665 per share are announced on February 04, 2021, in respect of the fourth quarter 2020. These dividends are payable on March 29, 2021. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Accounts and Form 20-F for the year ended December 31, 2019 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE FULL YEAR ENDED DECEMBER 31, 2020

▪Cash and cash equivalents increased to $31.8 billion at December 31, 2020, from $18.1 billion at December 31, 2019.
▪Cash flow from operating activities was an inflow of $34.1 billion for the full year ended December 31, 2020, which included a positive working capital movement of $4.6 billion.
▪Cash flow from investing activities was an outflow of $13.3 billion for the full year ended December 31, 2020, mainly driven by capital expenditure of $16.6 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $2.5 billion, as well as proceeds from the sale of joint ventures and associates of $1.2 billion.
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▪Cash flow from financing activities was an outflow of $7.2 billion for the full year ended December 31, 2020, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $7.4 billion, interest paid of $4.1 billion and repurchases of shares of $1.7 billion, partly offset by net new borrowings of $5.6 billion.
▪Total current and non-current debt increased to $108.0 billion at December 31, 2020, compared with $96.4 billion at December 31, 2019. Total debt excluding leases increased by $13.7 billion and the carrying amount of leases decreased by $2.1 billion. In the full year ended December 31, 2020, Shell issued $6.3 billion of debt under the US shelf registration and €5.0 billion and £1.0 billion under the Euro medium-term note programmes.
▪Cash dividends paid to Royal Dutch Shell plc shareholders were $7.4 billion in the full year ended December 31, 2020, compared with $15.2 billion in the full year ended December 31, 2019.
CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at December 31, 2020. This information is derived from the Unaudited Condensed Consolidated Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
December 31, 2020
Equity attributable to Royal Dutch Shell plc shareholders	155,310

Current debt	16,899
Non-current debt	91,115
Total debt[A]	108,014
Total capitalisation	263,323
[A] Of the total carrying amount of debt at December 31, 2020, $79.4 billion was unsecured, $28.6 billion was secured and $69.9 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2019: $56.3 billion).
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